UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No.3)

	Under the Securities Exchange Act of 1934


Anika Therapeutics, Inc.
	(Name of Issuer)

Common stock, $.01 par value
	(Title of Class of Securities)

35255108
	(CUSIP Number)


December 31, 2011
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 35255108	SCHEDULE 13G	Page 2 of 7


1	Name of Reporting Person	Eliot Rose Asset Management, LLC
	IRS Identification No. of Above Person	04-3649045

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Rhode Island

			5	Sole Voting Power

				-0-

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				-0-

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	-0-

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	0%

12	Type of Reporting Person*

	OO, IA


CUSIP No. 35255108	SCHEDULE 13G	Page 3 of 7


1	Name of Reporting Person	Gary S. Siperstein
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				-0-

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				-0-

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	-0-

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	0%

12	Type of Reporting Person*

	IN



CUSIP No. 35255108	SCHEDULE 13G	Page 4 of 7


Item 1(a).	Name of Issuer.

	Anika Therapeutics Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	32 Wiggins Avenue, Bedford, MA  01730

Item 2(a).	Names of Persons Filing.

	Eliot Rose Asset Management, LLC and Gary S. Siperstein.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The office address for Eliot Rose Asset Management, LLC
and Gary S. Siperstein is 1000 Chapel View Blvd., Suite 240,
Cranston, RI  02920

Item 2(c).	Citizenship.

	Eliot Rose Asset Management, LLC is a Rhode Island limited liability company, Gary S. Siperstein is a United
States citizen.

Item 2(d).	Title of Class of Securities.

	Common stock, $.01 par value

Item 2(e).	CUSIP Number.

	35255108

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).


CUSIP No. 35255108	SCHEDULE 13G	Page 5 of 7


(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [x] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (with respect to Gary
Siperstein only).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(k)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable


CUSIP No. 35255108	SCHEDULE 13G	Page 6 of 7


Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Eliot Rose Asset Management, LLC and Gary S. Siperstein certify that, to the best of their knowledge and belief, the securities referred to above on pages two (2) and three (3), respectively, of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:	January 17, 2012

	Eliot Rose Asset Management, LLC



	/s/ Gary S. Siperstein
	_____________________________
	By:  Gary S. Siperstein
	its: Managing Member


	Gary S. Siperstein



	/s/ Gary S. Siperstein
	_____________________________
	By:  Gary S. Siperstein


CUSIP No. 35255108	SCHEDULE 13G	Page 7 of 7


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Eliot Rose Asset Management LLC or Mr. Siperstein is for any other purpose the beneficial owner of any of the securities, and each of Eliot Rose Asset Management and Mr. Siperstein disclaims beneficial ownership as to these securities except to the extent of his or its direct pecuniary interests therein.